Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended December 31, 2023

(Expressed in United States Dollars)

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

Date of Report: February 12, 2024

This management’s discussion and analysis (“MD&A”) for New Pacific Metals Corp. and its subsidiaries (collectively, “New Pacific” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2023 and the related notes contained therein. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2023 and Note 2(c) of the unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2023. All dollar amounts are expressed in United States dollars (“USD”) unless otherwise stated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of February 12, 2024.

BUSINESS OVERVIEW AND STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s precious metal projects include the flagship Silver Sand project (the “Silver Sand Project”), the Carangas project (the “Carangas Project”) and the Silverstrike project (the “Silverstrike Project”). With experienced management and sufficient technical and financial resources, management believes the Company is well positioned to create shareholder value through exploration and resource development.

The Company is publicly listed on the Toronto Stock Exchange under the symbol “NUAG” and on the NYSE American stock exchange under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECTs overvieW

Bolivian Licence Tenure

A summary of Bolivian mining laws with respect to the Administrative Mining Contract (“AMC”) and exploration license is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Autoridad Jurisdictional Administrativa Minera (“AJAM”). Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license. Tenure held under the previous legislation was converted to Autorización Transitoria Especiales (each, an “ATE”) which are required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading. AMCs have a fixed term of 30 years and can be extended for an additional 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of plans to the AJAM.

Exploration licenses allow exploration activities only and must be converted to AMCs to conduct exploitation and development activities. Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC. In specific areas, mineral tenure is owned

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract (“MPC”) with COMIBOL.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 33 kilometres (“km”) northeast of Potosí City, the department capital.

The Silver Sand Project is comprised of two claim blocks, the Silver Sand south and north blocks, which covers a total area of 5.42 km2. The Silver Sand south block, covering an area of 3.17 km2 hosts the Silver Sand deposit. On August 12, 2021, the Company announced the receipt of an AMC for the Silver Sand south block from the AJAM. The Silver Sand north block covers an area of 2.25 km2 and is comprised of two AMCs (Jisasjardan and Bronce). The AMCs establish a clear title to the Silver Sand Project.

(a)	Exploration

Since acquiring the Silver Sand Project in 2017, the Company has carried out extensive exploration and resource definition drill programs.

In 2022, the Company conducted a resource infill drilling and step-out drilling program at the Silver Sand south block and completed 19,323 m in 86 drill holes. Assay results for all drill holes have been received. The resource infill drilling aimed to improve the confidence in the continuity of mineralization in the core area of the Silver Sand Project and upgrade resources, while the step-out drilling was designed to test the extension of the mineralized zones up and down dip as well as on strike. The infill and step-out drilling results were included in the MRE update and incorporated into the Silver Sand PEA Technical Report (as defined below). For details on the 2022 drill program, please refer to the Company’s news releases dated September 19, 2022, May 31, 2022, and April 6, 2022.

On November 28, 2022, the Company released the MRE update. Based on the MRE, the Silver Sand Project has an estimated measured and indicated mineral resource of 201.77 million ounces (“oz”) of silver at head grade of 116 g/t and an estimated inferred mineral resource of 12.95 million oz of silver at 88 g/t. For further details, please refer to the Company’s news release dated November 28, 2022.

(b)	Advanced Study

On February 16, 2023, the Company filed its independent Preliminary Economic Assessment (the “PEA”) for its Silver Sand Project (the “Silver Sand PEA Technical Report”). AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the Silver Sand PEA Technical Report in cooperation with Halyard Inc. (metallurgy and processing), and New Fields Canada Mining & Environment ULC (tailings, water and water management). The Silver Sand PEA Technical Report is based on the MRE, which was reported on November 28, 2022. Highlights from the Silver Sand PEA Technical Report, with a base case silver price of $22.50/oz are as follows:

▪	pre-tax NPV (5%) of $1.1 billion with an IRR of 52%, and a post-tax NPV (5%) of $726 million with an IRR of 39%;

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

▪	using a +/- 20% sensitivity analysis for silver price, a post-tax NPV (5%) of $1,054 million with an IRR of 50% at $27/oz silver, or a post-tax NPV (5%) of $398 million with an IRR of 26% at $18/oz silver;

▪	14-year mine life producing approximately 171 million ounces payable silver metal;

▪	initial capital cost of $308 million, which includes $52 million in contingency cost;

▪	life-of-mine (“LOM”) total sustaining capital cost of $20 million;

▪	average LOM operating cash cost of $8.45/oz and total all-in sustaining cost of $10.42/oz silver; and

▪	annual payable metal production exceeds 15 million ounces of silver in years one through four, with LOM average annual payable metal production exceeding 12 million ounces of silver.

Please see “Cautionary Note Regarding Results of Preliminary Economic Assessment”. For more details on the Silver Sand PEA Technical Report, please refer to the Company’s news releases dated February 16, 2023 and January 9, 2023.

The Preliminary Feasibility Study for the Silver Sand project (the “Silver Sand PFS”) is progressing as planned, with an expected delivery by mid-2024. Independent consultants AMC Mining Consultants (Canada) Ltd., NewFields Canada Mining & Environment ULC and Halyard Inc. are actively involved in completing the Silver Sand PFS. Significant milestones achieved include the completion of mine optimization, strategic phasing, processing flowsheet optimization, and tailings trade-off studies. Concurrently, ongoing efforts encompass strategic mine scheduling, tailings and site infrastructure design, and processing plant layout design. We expect the technical route to remain largely consistent with the Silver Sand PEA Technical Report.

(c)	Permitting

In May 2023, the Silver Sand Project obtained its environmental categorization as a proposed open pit operation from Bolivia’s Ministry of Environment and Water, formally commencing the Environmental Impact Assessment Study (“EEIA”) process. The Company continues to advance its socialization process with communities located within the Silver Sand Project’s area of influence and collect wet and dry season environmental baseline data. In addition, the Company is establishing a development fund for sustainable development projects in partnership with local communities, demonstrating its long-term commitment to the region. After completion of the socialization process, the Company plans to achieve the following:

▪	obtain surface rights through long-term land lease agreements;

▪	finalize a resettlement and compensation plan for impacted families; and

▪	implement measures to safeguard cultural and historical heritage.

Integral to our pathway towards obtaining the EEIA, the Company is establishing a framework to coexist with artisanal and small-scale miners (“ASMs”) in areas of the Silver Sand Project that do not encroach on our mineral rights. The Company recognizes the importance of ASMs to the region’s economic and political landscape and is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. The Company is also undertaking measures, with the assistance of both local government authorities and external contractors, to address the presence of ASMs whose activities do not align with the development objectives of the Silver Sand Project.

The Company is also pursuing compliance with the International Finance Corporation’s eight performance standards for sustainable development, building on an assessment conducted with an independent consultant last year. This aligns with the Company’s commitment to responsible mining while providing the

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

ancillary benefit of positioning the project for development by the Company, or another party, upon successful completion of the EEIA process.

(d)	Mining Production Contract

On January 11, 2019, New Pacific announced that its 100% owned subsidiary, Minera Alcira S.A. (“Alcira”), entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Silver Sand Project.  An update to the MPC was made with COMIBOL on January 19, 2022. The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with the AJAM. Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area. The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

Since October 2023, the Company continues to engage with COMIBOL to obtain the ratification and approval of the signed MPC by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL have refined the MPC to concentrate exclusively on claims immediately adjacent to the Silver Sand Project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand Project, is anticipated to facilitate progress towards ratification and approval of the MPC.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

(e)	Project Expenditure

For the three and six months ended December 31, 2023, total expenditures of $413,362 and $1,379,261, respectively (three and six months ended December 31, 2022 - $1,700,593 and $4,197,529, respectively) were capitalized under the Silver Sand Project.

Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The Carangas Project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the Carangas Project.

(a)	Exploration

In 2021, the Company completed an initial discovery drill program of 13,209 m in 35 drill holes. Results from the 2021 discovery drill program confirmed broad silver-rich polymetallic mineralization near surface and intersected a wide zone of gold mineralization at depth. For details of the 2021 discovery drill program, please refer to the Company’s news releases dated May 17, 2022, February 23, 2022, and February 10, 2022.

Following the success of the 2021 discovery drill program, the Company completed a resource definition drill program in 2022 for a total of 50,368 m in 115 drill holes. For details of the 2022 drill program, please refer to the Company’s news releases dated April 6, 2023, February 21, 2023, February 1, 2023, January 24, 2023, November 14, 2022, October 19, 2022, August 8, 2022, and July 13, 2022.

To the date of this MD&A, the Company completed its 2023 drill program at the Carangas Project for a total of 17,623 m in 39 drill holes. For details of the 2023 drill program, please refer to the Company’s news releases dated July 6, 2023 and May 30, 2023.

On September 18, 2023, the Company filed its inaugural independent NI 43-101 MRE for the Carangas Project (the “Carangas MRE”). RPMGlobal (Canada) Ltd. (“RPM”) was contracted to conduct the Carangas MRE technical report. Highlights from the Carangas MRE are as follows:

▪	Total indicated mineral resources of 214.9 Mt containing 205.3 Mozs of silver, 1,588.2 Kozs of gold, 1,444.9 Mlbs of lead (“Pb”), 2,653.7 Mlbs of zinc, and 112.6 Mlbs of copper; or collectively 559.8 Mozs of AgEq.

▪	Total inferred mineral resources of 45.0 Mt containing 47.7 Mozs of silver, 217.7 Kozs of gold, 297.9 Mlbs of lead, 533.7 Mlbs of zinc, and 16.8 Mlbs of copper; or collectively 109.8 Mozs of AgEq.

▪	The Carangas Project is a globally significant Ag-Au polymetallic discovery.

▪	Mineralization starts at or near surface, potentially allowing for open-pit mining with an average stripping ratio for the conceptual pit of approximately 1.8:1 (tonnes of waste: tonnes of mineral resource).

▪	Below the pit constraint, substantial gold-dominant mineralization, similar in size and grade to the reported gold domain, has the potential for conversion to underground mineable resources pending further evaluation for reasonable prospects of eventual economic extraction.

▪	Favorable initial metallurgical test work indicates laboratory-based recoveries of up to 90% for silver and 98% for gold based on a combination of flotation and cyanide leaching.

For more details on the Carangas MRE, please refer to the Company’s news releases dated September 5, 2023 and September 18, 2023.

(b)	Advanced Study

The Preliminary Economic Assessment in respect of the Carangas Project (the “Carangas PEA”) remains on schedule for completion by mid-2024. The Company and its independent consultants led by RPM are currently undertaking trade-off studies based on the Carangas MRE. There are a variety of open pit mining

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

options under review, all focusing on the higher-grade, near-surface starter pit at the Carangas Project that can be mined at a lower strip ratio. Additionally, the Company is undertaking a metallurgical test program to enhance the processing flowsheet and gather valuable data to support the Carangas PEA.

(c)	Project Expenditure

For the three and six months ended December 31, 2023, total expenditures of $321,877 and $936,734, respectively (three and six months ended December 31, 2022 - $2,871,725 and $5,848,633, respectively) were capitalized under the Carangas Project.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia.  In December 2019, the Company signed a mining association agreement and acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the Silverstrike Project.

Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.

(a)	Exploration

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the Silverstrike Project. The results to date identified near surface broad zones of silver mineralization in altered sandstones to the north, with similarities to the Silver Sand Project. In the Silverstrike Project’s central area, a near surface broad silver zone that occurs near the top of a 900 m diameter volcanic dome of ignimbrite (volcaniclastic sediments) with intrusions of rhyolite dyke swarms and andesite flows. In addition, a broad gold zone occurs halfway from the top of this dome.

In 2022, the Company completed a 3,200 m drill program at the Silverstrike Project. Assay results for the two drill holes were released in the news releases dated November 1, 2022 and September 12, 2022.

Further exploration activities remain on standby as the Company focuses on the programs for the Silver Sand Project and Carangas Project, as outlined above.

(d)	Project Expenditure

For the three and six months ended December 31, 2023, total expenditures of $10,125 and $77,441, respectively (three and six months ended December 31, 2022 - $702,839 and $1,145,490, respectively) were capitalized under the Silverstrike Project.

Frontier Area – Carangas Project and Silverstrike Project

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the “Frontier Area”).  Property owners in the Frontier Area are, however,

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. While the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of the AJAM to convert the exploration licenses to AMC in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian organizations or communities.

Overall Expenditure Summary

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2022	$76,568,598	$5,460,946	$3,269,232	$85,298,776
Capitalized exploration expenditures
Reporting and assessment	1,008,174	88,558	-	1,096,732
Drilling and assaying	1,925,695	8,289,678	977,881	11,193,254
Project management and support	2,719,120	1,424,573	256,569	4,400,262
Camp service	467,690	1,005,158	174,651	1,647,499
Permit and license	195,821	9,389	-	205,210
Foreign currency impact	(201,972)	(8,831)	(24,680)	(235,483)
Balance, June 30, 2023	$82,683,126	$16,269,471	$4,653,653	$103,606,250
Capitalized exploration expenditures
Reporting and assessment	258,404	112,700	-	371,104
Drilling and assaying	47,217	23,894	-	71,111
Project management and support	821,846	557,248	51,047	1,430,141
Camp service	218,747	233,584	26,394	478,725
Permit and license	33,047	9,308	-	42,355
Foreign currency impact	23,199	13,053	971	37,223
Balance, December 31, 2023	$84,085,586	$17,219,258	$4,732,065	$106,036,909

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

FINANCIAL RESULTS

Selected Quarterly Information

	For the Quarters Ended
	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023
Operating expense	$(1,818,757)	$(1,868,635)	$(1,892,005)	$(2,377,480)
Income from Investments	275,050	20,274	16,827	119,438
Gain on disposal of plant and equipment	-	51,418	-	-
Other income (loss)	16,666	50,329	10,437	(18,683)
Net loss	(1,527,071)	(1,746,614)	(1,864,741)	(2,276,725)
Net loss attributable to equity holders	(1,524,108)	(1,746,016)	(1,864,029)	(2,275,519)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	26,856,903	29,247,418	7,547,949	12,020,235
Total non-current assets	113,302,284	112,240,163	110,759,592	107,788,104
Total current liabilities	1,156,871	2,189,827	2,336,655	3,492,542
Total non-current liabilities	-	-	-	-

	For the Quarters Ended
	Dec. 31, 2022	Sep. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Operating expense	$(1,927,708)	$(2,058,882)	$(2,291,704)	$(1,524,374)
(loss) income from Investments	83,455	(41,674)	11,700	124,860
Other income (loss)	(28,750)	14,893	(78,786)	(36,439)
Net loss	(1,873,003)	(2,085,663)	(2,358,790)	(1,435,953)
Net loss attributable to equity holders	(1,870,718)	(2,085,183)	(2,337,826)	(1,408,892)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	18,538,490	25,537,824	33,188,094	37,075,018
Total non-current assets	102,583,739	96,522,875	90,890,161	88,171,122
Total current liabilities	4,128,183	4,925,522	3,869,300	2,353,255
Total non-current liabilities	-	-	-	-

Net loss attributable to equity holders of the Company for the three and six months ended December 31, 2023 was $1,524,108 and 3,270,124 or $0.01 and $0.02 per share, respectively (three and six months ended December 31, 2022 – net loss of $1,870,718 and $3,955,901 or $0.01 and 0.03 per share, respectively).

The Company’s net loss attributable to equity holders of the Company for the three and six months ended December 31, 2023 and the respective comparative periods were mainly impacted by its operating expenses and other income (expenses). Details of the variance analysis on operating expenses and net income from investments are explained below.

Operating expenses for the three and six months ended December 31, 2023 were $1,818,757 and 3,687,392, respectively (three and six months ended December 31, 2022 - $1,927,708 and $3,986,590, respectively). Items included in operating expenses were as follows:

(i)	Project evaluation and corporate development expenses for the three and six months ended December 31, 2023 of 76,553 and $189,537, respectively (three and six months ended December 31, 2022 - $77,561 and $186,097, respectively). The Company is focusing on the exploration and development of its existing projects and did not incur significant expenditures in new project evaluation in recent periods.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

(ii)	Filing and listing fees for the three and six months ended December 31, 2023 of $85,109 and $167,031, respectively (three and six months ended December 31, 2022 - $85,108 and $205,226, respectively). Filing fees for the current periods were comparable to prior periods and were incurred in ordinary course of business.

(iii)	Investor relations expenses for the three and six months ended December 31, 2023 of $53,340 and $144,103, respectively (three and six months ended December 31, 2022 - $128,832 and $268,349, respectively). Investor relations expenses decreased in the current quarter as a result of reduced investor relation activities.

(iv)	Professional fees for the three and six months ended December 31, 2023 of $106,685 and $193,091, respectively (three and six months ended December 31, 2022 - $61,730 and $170,526, respectively). Professional fees increased in the current quarter as a result of increased legal services. The professional fees related to shelf-prospectus filing and bought deal financing in the current quarter were treated as part of the issuance cost of the transaction.

(v)	Salaries and benefits expense for the three and six months ended December 31, 2023 of $650,973 and $1,101,112, respectively (three and six months ended December 31, 2022 - $430,404 and $759,574, respectively). The increase in salaries and benefits for the current period was a result of hirings of a few key management positions in 2023 and the accrual of bonus incentives.

(vi)	Office and administration expenses for the three and six months ended December 31, 2023 of $379,675 and $712,461, respectively (three and six months ended December 31, 2022 - $352,921 and $719,797, respectively). Office and administrative expenses for the current periods were comparable to prior periods and were incurred in ordinary course of business.

(vii)	Share-based compensation for the three and six months ended December 31, 2023 of $412,077 and $1,075,099, respectively (three and six months ended December 31, 2022 - $739,971 and $1,570,829, respectively). The decrease in share-based compensation for the current periods were a result of forfeitures of stock options and restricted share units during the periods.

Net income from investments for the three and six months ended December 31, 2023 were $275,020 and $295,294, respectively (three and six months ended December 31, 2022 – $83,455 and $41,781, respectively). The increase in net income from investments for the current periods was a result of: (i) interest income for the three and six months ended December 31, 2023 of $276,590 and $300,721, respectively (three and six month ended December 31, 2022 - $116,576 and $250,224, respectively) earned from cash and cash equivalents; (ii) fair value change on bonds for the three and six month ended December 31, 2023 of $10,056 and $(286), respectively (three and six months ended December 31, 2022 - $(29,552) and $(33,152), respectively); and (iii) fair value change on equity investments for the three and six months ended December 31, 2023 of $(11,626) and (5,141), respectively (three and six months ended December 31, 2022 - $(3,569) and $(175,291), respectively.

Gain on disposal of plant and equipment for the three and six months ended December 31, 2023 of $nil and $51,418, respectively (three and six months ended December 31, 2022 - $nil and $nil, respectively). The Company disposed of a small fleet of used pick-up trucks during the current periods for proceeds of $58,776, which resulted in a gain on disposal of $51,418.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

Foreign exchange gain for the three and six months ended December 31, 2023 of $16,666 and $66,995, respectively (three and six months ended December 31, 2022 – loss of $28,750 and $13,857, respectively). The Company holds a portion of cash and short-term investments in USD to support its operations in Bolivia. Revaluation of these USD-denominated financial assets to their Canadian dollar (“CAD”) functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods.

Liquidity AND Capital Resources

Cash Flows

Cash used in operating activities for the three and six months ended December 31, 2023 was $2,016,105 and $2,534,644, respectively (three and six months ended December 31, 2022 - $1,552,034 and $3,109,580, respectively). Cash flows from operating activities are mainly driven by the Company’s operating expenses discussed in the previous sections. Additionally, the increase or decrease of net cash used in operating activities for all periods were also impacted by the increase or decrease of outflow in non-cash operating working capital.

Cash used in investing activities for the three months ended December 31, 2023 was $788,218 (three months ended December 31, 2022 – cash used in investing activities of $6,145,103) and was mainly impacted by: (i) capital expenditures for mineral properties and equipment of $738,048 on the exploration projects in Bolivia compared to $5,473,676 in the comparative period; and (ii) value-added tax of $50,170 paid in Bolivia in the current quarter compared to $671,427 paid in the comparative period.

Cash used in investing activities for the six months ended December 31, 2023 was $3,060,145 (six months ended December 31, 2022 – cash used in investing activities of $7,854,149) and was mainly impacted by: (i) capital expenditures for mineral properties and equipment of $3,014,455 on the exploration projects in Bolivia compared to $9,582,726 in the comparative period; (ii) value-added tax of $104,466 paid in Bolivia in the current period compared to $1,257,611 paid in the comparative period; and offset by (iii) proceeds of $58,776 received from disposal of certain plant and equipment during the current period compared to proceeds of $2,986,188 received from the RZY compensation transaction in the comparative period.

Cash provided by financing activities for the three months ended December 31, 2023 was $71,629 (three months ended December 31, 2022 – $233,614). Cash flows from financing activities for both periods were from stock option exercises.

Cash provided by financing activities for the six months ended December 31, 2023 was $24,581,770 (six months ended December 31, 2022 – $260,517) comprised of (i) net proceeds of $24,446,086 received from the bought deal financing during the current period compared to $nil from the comparative period; and (ii) proceeds of $135,684 from stock option exercises during the current period compared to proceeds of $260,517 from the comparative period.

Liquidity and Access to Capital

As of December 31, 2023, the Company had working capital of $25,700,032 (June 30, 2023 – $5,211,294), comprised of cash and cash equivalents of $25,837,156 (June 30, 2023 - $6,296,312), short term investments of $198,010 (June 30, 2023 - $198,375), and other current assets of $821,737 (June 30, 2023 - $1,053,262) offset by current liabilities of $1,156,871 (June 30, 2023 - $2,336,655). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements for at

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

least, but not limited to, the next twelve months.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Use of Proceeds of Prior Financings

On September 29, 2023, the Company successfully closed a bought deal financings which raised net proceeds of $24,446,086. The following table sets out a comparison between the Company’s planned and actual use of these net proceeds as of December 31, 2023.

SEPTEMBER 29, 2023 BOUGHT DEAL FINANCING	PLANNED USE OF PROCEEDS	ACTUAL USE OF PROCEEDS FROM SEPTEMBER 29, 2023 TO DECEMBER 31, 2023	VARIANCE	EXPLANATION OF VARIANCE AND IMPACT ON BUSINESS OBJECTIVE
Proceeds
Offering	$25,888,000	$25,888,462	$462	Actual funds raised was slightly more than planned due to lower than anticipated issuance costs.
Underwriters’ Fee	(1,087,000)	(1,016,702)	70,298
Expenses of the Offering	(467,000)	(425,674)	41,326
Net Proceeds	$24,334,000	$24,446,086	$112,086
USE OF PROCEEDS
Silver Sand Project
Geotechnical drilling and metallurgical testwork	$1,294,000	$64,956	$(1,229,044)	Geotechnical drilling has not started yet. The timing of its commencement depends on the outcome of Silver Sand PFS results. Payment during the period is related to metallurgical testwork.
Advanced studies	2,330,000	116,007	(2,213,993)	The Silver Sand PFS is progressing as planned with an expected delivery by mid-2024.
Permitting and preliminary mine development	11,908,000	7,143	(11,900,857)	No material spending in permitting since the Company is in the process of negotiation with local communities. Preliminary mine development spending will commence once the Company obtains all necessary permits.
Subtotal for Silver Sand Project	$15,532,000	$188,106	$(15,343,894)
Carangas Project
Resource and exploration drilling	$2,071,000	$-	$(2,071,000)	Further resource and exploration drilling programs are pending on the Carangas PEA results.
Geotechnical drilling and metallurgical testwork	1,553,000	37,115	(1,515,885)	Geotechnical drilling is pending on the Carangas PEA results. Metallurgical testworks are progressing on schedule.
Advanced studies	1,036,000	67,083	(968,917)	The Carangas PEA remains on schedule for completion by mid-2024.
Subtotal for Carangas Project	$4,660,000	$104,198	$(4,555,802)
Corporate
Operating expense	$4,142,000	$741,963	$(3,400,037)	Operating expense incurred for normal course of business during the period.
TOTAL	$24,334,000	$1,034,267	$(23,299,733)

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2023 and June 30, 2023 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$25,837,156	$-	$-	$25,837,156
Short-term investments	198,010	-	-	198,010
Equity investments	278,126	-	-	278,126

	Fair value as at June 30, 2023
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$6,296,312	$-	$-	$6,296,312
Short-term investments	198,375	-	-	198,375
Equity investments	283,081	-	-	283,081

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2023, and June 30, 2023, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2 and 3 during the three and six months ended December 31, 2023.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2023, the Company had a working capital position of $25,700,032 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	December 31, 2023		June 30, 2023
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$1,031,637	$1,031,637	$2,280,553
Due to a related party	125,234	125,234	56,102
	$1,156,871	$1,156,871	$2,336,655

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	December 31, 2023	June 30, 2023
United States dollars	$346,868	$320,994
Bolivianos	1,038,268	869,869
Total	$1,385,136	$1,190,863

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$73,995	$73,970
Bolivianos	484,179	1,543,889
Total	$558,174	$1,617,859

As at December 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $2,700.

As at December 31, 2023, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $5,500.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2023. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bonds’ fair value. An increase in market interest rates will generally reduce bonds’ fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash and cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash and cash equivalents. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2023, the Company had a receivables balance of $336,158 (June 30, 2023 - $421,860). There were no material amounts in receivables which were past due on December 31, 2023 (June 30, 2023 - $nil).

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at December 31, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $28,000.

Related party transactions

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	December 31, 2023	June 30, 2023
Silvercorp Metals Inc.	$125,234	$56,102

(a)    Silvercorp Metals Inc. (“Silvercorp”) has one director (Paul Simpson) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

the Company for the three and six months ended December 31, 2023 were $193,296 and 409,487, respectively (three and six months ended December 31, 2022 - $239,345 and $481,598, respectively).

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended December 31, 2023 and 2022 are as follows:

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
Director’s cash compensation	$26,892	$14,722	$42,112	$30,041
Director’s share-based compensation	118,698	196,148	$258,275	430,760
Key management’s cash compensation	289,507	220,847	$585,871	350,268
Key management’s share-based compensation	402,154	481,755	$884,777	1,048,026
	$837,251	$913,472	$1,771,035	$1,859,095

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financial arrangements.

Proposed Transactions

As at the date of this MD&A, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board.

CRITICAL accounting policies and estimates

The preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s material accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2023.

Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

●	Authorized – unlimited number of common shares without par value.

●	Issued and outstanding – 171,207,385 common shares with a recorded value of $181 million.

●	Shares subject to escrow or pooling agreements – nil.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

(b)	Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price CAD$	Expiry Date
689,167	2.15	February 22, 2024
658,000	3.33	February 4, 2027
10,000	3.89	February 22, 2027
1,021,000	4.00	June 6, 2027
818,000	3.42	January 19, 2028
120,000	3.67	January 24, 2028
50,000	3.92	April 14, 2028
1,335,000	2.10	January 16, 2029
4,701,167	$2.99

(c)	Restricted Share Units (“RSUs”)

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Weighted average grant date closing price per share (CAD$)
2,294,323	$2.99

Risk Factors

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Note Regarding Forward-Looking Information found in this MD&A. Certain of these risks, and additional risk and uncertainties, are described below, and are more fully described in the Company’s most recently filed annual information form (the “AIF”) and other public filings which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

Political and Economic Risks in Bolivia

The Company’s projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict any new government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Illegal, Artisanal and Small-Scale Mining

Mining by illegal, artisanal and small-scale miners occurs on and near some of the Company’s mineral concessions in Bolivia. These activities could cause disruptions and damages to the Company’s operations, including road blockages, pollution, environmental damage, or personal injury, for which the Company could potentially be held responsible. The presence of illegal, artisanal and small scale miners can lead to delays and disputes regarding the development of the Company’s projects. Although the Company, with the assistance of both local government authorities and external contractors, has undertaken measures that have reduced the occurrence of illegal artisanal and small scale mining, we cannot provide assurance that these measures will be successful in reducing or eliminating illegal artisanal and small scale mining at our projects in the future including commencing formal legal proceedings since the second half of 2023 for the permanent removal of such illegal, artisanal and small-scale mining operators. Such operators have temporarily restricted us from accessing our properties from time to time and although such restrictions have not had a material adverse effect on our business, results of operations and financial conditions, if we were to be restricted from accessing our projects for a longer duration, such restriction may have a material adverse effect on our business, results of operations and financial conditions.

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the Company’s Bolivian partner will be successful in obtaining approval of the AJAM to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions about the Company’s public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the national instrument of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of December 31, 2023, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a)	Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company’s internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles;

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of December 31, 2023, the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its audited annual consolidated financial statements for the year ended June 30, 2023.

(b)	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the six months ended December 31, 2023 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a qualified person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the PEA contained in the Silver Sand PEA Technical Report, are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project’s economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration

Management’s Discussion and Analysis	Page 21

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (“AMC Consultants”) (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA for the purposes of NI 43-101 are Mr. John Morton Shannon, P.Geo, General Manage and Principal Geologist at AMC Consultants, Mr. Wayne Rogers, P.Eng, and Mr. Mo Molavi, P.Eng, both Principal Mining Engineers with AMC Consultants, Mr. Andrew Holloway, P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham, P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants, who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects; the Silver Sand PFS; the results of the PEA; timing of receipt of permits and regulatory approvals; and estimates of the Company’s revenues and capital expenditures; success of exploration activities; government regulation of mining operations, environmental risks; and the sufficiency of funds to support the Company’s normal exploration, development and operating requirements on an ongoing basis.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the risk that the Silver Sand PFS is not a “preliminary feasibility study” (as defined in NI 43-101); fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the

Management’s Discussion and Analysis	Page 22

NEW PACIFIC METALS CORP.
Management’s Discussion and Analysis
For the three and six months ended December 31, 2023
(Expressed in United States dollars, unless otherwise stated)

future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in this MD&A, under the heading “Risk Factors”, in the AIF and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; the ability of the Company to ensure that the Silver Sand PFS is a “preliminary feasibility study” (as defined in NI 43-101); and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

Cautionary note TO United States INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits and any estimates of mineral reserves and mineral resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the AIF, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 23